July 16, 2008

Mail Stop 6010

Robert L. Erwin
President
InB:Biotechnologies, Inc.
9 Innovation Way, Suite 100
Newark, Delaware 19711

Re: InB:Biotechnologies, Inc.
Registration Statement on Form 10-12G, filed July 11, 2008
File No. 0-53125

Dear Mr. Erwin:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

Item 15. Financial Statements and Exhibits

1. We note that the form of Securities Purchase Agreement filed as Exhibit 10.5 to the Form 10 references a Registration Rights Agreement to be included as Exhibit B of the Securities Purchase Agreement. Please revise Exhibit 10.5 to include the form of Registration Rights Agreement once available.

Exhibit 99.1 – Information Statement

Integrated Biopharma Schedule 14C

iBioPharma, Inc. Unaudited Pro forma Financial Statements, page 34

iBioPharma, Inc. Notes to Unaudited Pro Forma Financial Statements, page 37

2. Please refer to Note (7). Please expand your disclosure to explain why corporate support charges are significantly less for the nine months ended March 31, 2008 in proportion to charges for the year ended June 30, 2007.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Selling and Administrative Expenses, pages 50 and 53

3. Please restore your disclosure that discusses the reason for significant changes in corporate support charges for each period.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ibolya Ignat at (202) 551-3656 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Andrew H. Abramowitz, Esq.
        Greenberg Traurig, LLP
        200 Park Avenue
        New York, New York 10166